Exhibit 99.1

ESSA Names Peter Virsik as Executive Vice President & Chief Operating Officer

HOUSTON and VANCOUVER, August 1, 2016 /CNW/ - ESSA Pharma Inc. (TSX: EPI, NASDAQ: EPIX) ("ESSA" or the "Company") is pleased to announce today the appointment of Peter Virsik as Executive Vice President & Chief Operating Officer.

Mr. Virsik will be responsible for leading ESSA's overall business development and corporate strategy as the Company further advances its clinical development plan for the novel prostate cancer therapeutic EPI-506. Mr. Virsik is a seasoned biopharmaceutical executive with over 20 years' experience in corporate development, new product planning, licensing and alliance management with global pharmaceutical organizations.

"We believe that the successful development of ESSA's innovative therapeutics can dramatically improve the lives of patients with metastatic prostate cancer.  Peter's expertise and experience will be invaluable as we continue to build ESSA and advance our first product towards that goal." said Dr. David Parkinson, President & Chief Executive Officer of ESSA.

Mr. Virsik noted, "I look forward to joining ESSA's senior management team and building shareholder value as we advance this important new therapeutic towards registration".

Prior to joining ESSA, Mr. Virsik served as Senior Vice President, Corporate Development for XenoPort (acquired by Arbor Pharmaceuticals), leading licensing, strategy, new product planning and alliance management for the company. During his tenure at XenoPort, Mr. Virsik played an integral role in the licensing and commercialization of Horizant® (gabapentin enacarbil). Prior to XenoPort, Mr. Virsik worked for Gilead Sciences from 2000 through 2005 in Corporate Development, where he was involved in building Gilead's HIV franchise through the acquisition of Triangle Pharmaceuticals and the licensing of Vitekta® (elvitegravir). Before joining Gilead, Mr. Virsik worked at J.P. Morgan in the biotechnology equity research group and as a consultant for Ernst and Young. Mr. Virsik began his career in R&D at Genentech.

About ESSA Pharma Inc.
ESSA Pharma is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. EPI-506 acts by disrupting the androgen receptor ("AR") signaling pathway, which is the primary pathway that drives prostate cancer growth. We have shown that EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR by all of the three known mechanisms of activation. In pre-clinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009 and is located in Vancouver, British Columbia and Houston Texas.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone (for example, ADT), disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease (mCRPC) and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years; despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those that have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Company's upcoming Phase 1/2 clinical trial; receipt of CPRIT funds; and the implementation of the Company's business model and strategic plans.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) obtaining positive results of clinical trials; (ii) obtaining regulatory approvals; and (iii) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 14, 2015 under the heading "Risk Factors", a copy of which is available on ESSA's profile at the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

SOURCE ESSA Pharma Inc

Image with caption: "ESSA Pharma Inc. (CNW Group/ESSA Pharma Inc)". Image available at: http://photos.newswire.ca/images/download/20160801_C1199_PHOTO_EN_744916.jpg

%CIK: 0001633932

For further information: David R. Parkinson, President & Chief Executive Officer, Tel : (778) 331-0962; David S. Wood, Chief Financial Officer, Tel : (778) 331-0962

CO: ESSA Pharma Inc

CNW 08:15e 01-AUG-16